UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of E.ON AG on Form U-1    |    CERTIFICATE PURSUANT TO RULE 24 UNDER
(Post-effective Amendment to          |    THE PUBLIC UTILITY HOLDING COMPANY
File No. 70-9985)                     |    ACT OF 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, E.ON AG ("E.ON"), certifies that on March 1, 2003 its indirect subsidiary Powergen Luxembourg sarl transferred 99.5% of its shareholding in Powergen US Investments Corp. to E.ON US Holding GmbH, as proposed in the above-referenced Application and authorized by order dated February 21, 2003, Holding Co. Act Release No. 27654.

Exhibits

     D-1  "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, E.ON has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 15, 2003                            E.ON AG

                                                 By:   //s//
                                                    ----------------------------

                                                 Name: Heinrich Montag
                                                 Title: Executive Vice President

                                                 By:   //s//
                                                    ----------------------------

                                                 Name:  Dr. Patrick Wolff
                                                 Title: General Legal Affairs


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EXHIBIT D-1

                                                   April 15, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Application of E.ON AG, File No. 70-9985

Dear Sirs:

     In connection with the above-referenced Application of E.ON AG ("E.ON") for the release of jurisdiction over the transfer of Powergen US Investments Corp. ("PUSIC") from Powergen Luxembourg sarl ("PLS") to E.ON US Holding GmbH ("E.ON US") (the "Transaction"), the Securities and Exchange Commission ("Commission") issued an order authorizing the Transaction, E.ON AG, Holding Co. Act Release No. 27654 (February 21, 2003) (the "Transaction Order"). PLS transferred 99.5% of its 100% shareholding in PUSIC to E.ON US for market value consideration in the amount of $1,791,000,000 on March 1, 2003, as more fully described in the above-referenced Application (the "Application"). As counsel for E.ON, I deliver this past-tense opinion to you for filing as Exhibit D-1 to the Application.

     I am authorized to practice law in the Federal Republic of Germany, the place of incorporation of E.ON. With respect to matters involving the laws of other jurisdictions, I have relied on attorney's employed by E.ON. In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon statements contained in the Application.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     (1) The Commission duly entered an appropriate order with respect to the Transaction, as described in the Application, permitting the Application to become effective under the Act and the rules and regulations thereunder.


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     (2)  No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

     (a)  The Transaction was carried out in accordance with the Application,

     (b) All state and federal laws applicable to the Transaction were complied with,

     (c) E.ON, PLS, PUSIC and E.ON US were validly organized and are duly existing,

     (d) All securities acquired in connection with the Transfer will have been legally acquired, and

     (e) The Transaction did not violate the legal rights of the holders of any securities issued by E.ON, or by any associate company thereof.

     I hereby consent to the filing of this opinion as Exhibit D-1 to the Application.

                                     Very truly yours,

                                     /s/ Karl-Heinz Feldmann